January 19, 2011
BY EDGAR CORRESPONDENCE
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail-Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Re:	The Shaw Group Inc. Form 10-K for the Fiscal Year ended August 31, 2010 Filed October 28, 2010
Dear Mr. O’Brien:
     This letter responds to your January 4, 2011, comment letter to J. M. Bernhard, Jr., Chief Executive Officer of The Shaw Group Inc. (the “Company”), relating to the filing referenced above (the “Comment Letter”). Set forth below in bold are each of the comments the Securities and Exchange Commission staff (the “Staff”) included in the Comment Letter with the Company’s response immediately following each of the Staff’s comments.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Liquidity and Capital Resources, page 52
1.	We note that costs and estimated earnings in excess of billings on uncompleted contracts, including claims (CIEB) has continued to increase as August 31, 2010, as compared to the prior year-end balance, even though revenues for the fourth quarter of fiscal year 2010 and the full year have declined in comparison to the comparable prior year periods. We further note your reference to Notes 5 and 20 for an explanation of the collectability of CIEB. However, it is unclear how the disclosures provided fully explain to investors management’s assessment as to the collectability of CIEB. In future filings beginning with your next Form 10-Q, please provided investors with a more comprehensive explanation as to when you expect to bill your clients for the revenues already recognized. As suggested in our letter dated January 11, 2010, you may want to consider disclosing the amount that has been subsequently billed to customers. If a material portion of costs in excess of billings was not subsequently billed, provided an explanation as to why. Please refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response:
          We acknowledge the Staff’s comment. In future filings, we will provide additional information regarding our CIEB to assist investors in understanding the anticipated timing of billing of amounts included in CIEB for which revenue has already been recognized. In that disclosure we will also address any material amount of CIEB that was previously recognized but not ultimately billed. Our disclosure will be substantially consistent with the following:
     Our primary source of operating cash inflows is collections of our accounts receivable (AR), which are generally invoiced based upon achieving performance milestones prescribed in our contracts. Our outstanding AR and costs and estimated earnings in excess of billings (CIE) are reviewed monthly and tend to be due from high quality credit clients such as regulated utilities, U.S. Government agencies, multinational oil companies and industrial corporations, and merchant power producers. Because our clients tend to have the financial resources sufficient to honor their contractual obligations, we believe our AR and CIE are collectible. The timing of the milestone billings on fixed-priced contracts varies with each milestone within each contract but generally are invoiced within several months of first incurring costs associated with the prescribed work. Reimbursable costs included within CIE are generally billed at the beginning of the month succeeding the month in which the costs are incurred. AR and CIE were 30.2% and 31.1% of current assets at August 31, 2010 and August 31, 2009, respectively. Working capital movements on fixed-price contracts are based on the timing of our completion of the specified performance milestones. Generally working capital movements are positive in the early phases of the fixed price contracts and can be negative in the later phases as the cash balances decline to equal earnings. If new fixed-priced projects are not booked with positive working capital terms to replace contacts in the latter phases of execution, our net working capital movement tends to be negative. For cost-reimbursable contacts, we generally seek to bill and collect payments in advance of incurring project costs. However, cost-reimbursable contracts with the U.S. Government provide for billings in the month subsequent to incurring the costs. These reimbursable contracts accounted for the majority of our CIE as of November 30, 2010. See Note 5 — Accounts Receivable, Concentrations of Credit Risk, and Inventories and Note 20 — Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts to our consolidated financial statements for additional information.
Critical Accounting Policies and Estimates, page 60
2.	We note that you are accounting for your 20% investment in Westinghouse based in part on your representations as to how Toshiba has historically permitted you to participate in Westinghouse’s operational policy-making decisions. Please refer to your response letter dated July 27, 2007. In future filings, please provide investors with an explanation as to the judgments involved in your determination to recognize this investment in Westinghouse under the equity method of accounting, including a statement that you continue to be afforded the right by Toshiba to exercise significant influence over Westinghouse’s operational policy-making decisions. Please also clarify for investors that you re-evaluate your compliance with ASC 323-10-15 (FIN 35) based on the business relationship experienced during the current reporting period and your expectations for the future operations. Finally, please provide investors with an understanding as to how your consolidated financial statements may be impacted to the extent your conclusions would change, including the factors that would cause a change in your accounting. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.
Response:
          The Company acknowledges the Staff’s comment and will update our future disclosures to include the clarifications and information requested. We will enhance our existing disclosure to address your comments and include something substantially consistent with the following:
     The Company’s only significant investment accounted for using the equity method is our subsidiary Nuclear Energy Holdings’ 20 percent equity interest in two companies (Investment in Westinghouse) who, together with their subsidiaries, are collectively referred to as the Westinghouse Group (Westinghouse). Under GAAP, use of the equity method is appropriate in circumstances in which an investor has the ability to exercise “significant influence” over the operating and financial policies of an investee. GAAP presumes significant influence exists as a result of holding an investment of 20 percent or more in the voting stock of an investee absent predominant evidence to the contrary. Additional factors supporting the presumption that we have the ability to exercise significant influence within Westinghouse include: (i) our CEO’s position as one of three Directors on the Board of Directors of Westinghouse Group and ongoing participation in its deliberations; (ii) NEH’s right to appoint a representative to an advisory committee (“Owner Board”) whose functions are to advise as to the administration and supervision of matters regarding the Westinghouse Group and provide advice on other matters including supervision of the business, and our ongoing exercise of that right; (iii) the material number of consortium agreements we have entered into with Westinghouse over time; (iv) our participation in periodic management reviews; and (v) the requirement that the Owner Board review and approve certain defined business transactions. We review the accounting treatment for this investment on a quarterly basis and based upon our analysis of these factors and our expectations for the future, we concluded that no change to the equity method of accounting is warranted at this time.
     In the event we conclude we can no longer account for this investment under the equity method, our Investment in Westinghouse would be treated as a cost method investment with the initial basis being our previous carrying amount of the investment under the equity method of accounting offset by our share of Westinghouse’s accumulated other comprehensive income (loss) then recorded in our accumulated other comprehensive income (loss). Under the cost method of accounting, we would no longer include our proportionate share of Westinghouse’s earnings in our statement of operations. Dividends relating to Westinghouse’s earnings from the date we are under the cost method would be reflected as earnings in our statement of operations. Dividends received in excess our share of those earnings would result in a reduction of the carrying amount of the investment.

Note 7 — Equity Method Investments, page F-27
3.	We note your disclosure that the Westinghouse CRA provides you with “certain exclusive opportunities to bid on projects where we would perform EPC services on future Westinghouse AP 1000 nuclear power plants, along with other commercial opportunities, such as supplying piping for those units.” In future filings, please clarify what you mean by “exclusive opportunities to bid”. Specifically, please clarify whether you are the only contractor bidding on projects and/or if Westinghouse is required to select you for a project that you have submitted a bid. Currently, it is unclear what the Westinghouse CRA affords you in terms of their projects. Please provide us with the disclosures you intend to include in future filings.
Response:
          Since the signing of the CRA, we have teamed with Westinghouse on every EPC contract awarded in connection with the AP1000 technology. We advise the staff that in future filings we will update our disclosure to include the information requested by the Staff. The disclosures that we intend to provide are substantially consistent with the following:
     Concurrent and in connection with NEH’s acquisition of the Westinghouse Equity, we executed with Toshiba the Westinghouse CRA, which provides us with certain exclusive opportunities relating to marketing, developing, engineering and constructing Westinghouse AP1000 nuclear power plants. Specifically, under the CRA, Shaw has the exclusive right to perform specific services and/or provide equipment for AP1000 units which Shaw and Toshiba mutually agree to pursue. The specific services and equipment include, among other things, the right to provide: (i) EPC services on future Westinghouse AP1000 nuclear power plants; (ii) piping for certain units; and (iii) selected modules for those units (“Exclusive Services”). Pursuant to the terms of the CRA, Toshiba will cause Westinghouse to promote Shaw as its provider of choice for the Exclusive Services. In addition, the CRA acknowledges that the parties intend for Westinghouse to treat us no less favorably than it treats Toshiba when evaluating customer needs and/or demands. The exclusive right to provide the Exclusive Services is inapplicable if Westinghouse can demonstrate that Shaw does not meet certain conditions. Additionally, the CRA contemplates that Shaw and Westinghouse will work collaboratively to develop additional initiatives from the core competencies of both companies.
     The Westinghouse CRA has a six year term and contains renewal provisions. As long as we maintain more than a 15% interest in Westinghouse, we maintain our exclusivity rights provided under the terms of the Westinghouse CRA. However, we would continue to retain our rights under the Westinghouse CRA for projects for which a request for proposal had been received prior to the CRA’s termination. For financial reporting purposes, we concluded at the time of signing the agreement that no value should be allocated to the Westinghouse CRA nor should it be recognized as a separate asset.

Note 14 — Contingencies and Commitments, page F-50
Legal Proceedings, page F-51
4. In future filings beginning with your next Form 10-Q, please disclose for investors the aggregate amount of the provisions recognized for the legal proceedings specifically disclosed. Please also disclose your estimate of the amount or range of reasonably possible loss in excess of accrual for these legal proceedings in the aggregate. In this regard, we note your disclosures for your legal proceedings that the outcome may have a material adverse impact to your financial statements. Please refer to ASC 450-20-50-1 — 450-20-50-5 (paragraph 10 of SFAS 5) for guidance. If you are unable to make an estimate of the amount or range of reasonably possible loss for any of these legal proceedings, please explain to investors why you are unable to estimate the amount or range of reasonably possible loss in excess of accrual.
Response:
     As disclosed in Notes 14 and 20, we have recorded revenue for claims and unapproved change orders. In certain of these cases, our customers have disputed our entitlement to additional revenue and/or have asserted counterclaims. In determining the amount of revenue to record, if any, we evaluated both our claims against the client as well as any disputes and/or counterclaims asserted against us by the customer. Our evaluation necessarily includes a legal analysis pursuant to ASC 450 of all disputes related to the project.
     Two of the matters specifically identified in Note 14 relate to our claims and our client’s counterclaims on major construction projects. We performed a legal analysis of our claims and their counterclaims against us on these matters and concluded that it was probable these matters would result in additional revenue to us under ASC 605. The additional revenue recorded based upon our legal analysis of these matters was appropriately reflected in the table in Note 20. No provisions for contingencies related to these two matters were separately recorded in the financial statements.
     By disclosing both our significant claims and the counterclaims issued by our clients on these matters, we provide investors with the ability to assess and quantify the impact on our financial statements of an adverse ruling on the matters. This disclosure inherently covers a range of reasonable outcomes on matters that involve complex technical, commercial and legal issues where the outcome is uncertain.
     We will revise our future disclosure of these matters to eliminate the current generic reference “we have made provisions” in our financial statements with respect to these particular matters. Instead, when appropriate, we will state that “we have recorded additional revenue” based upon our probable recovery. In addition, we will enhance our disclosure with the following:
     In the normal course of business, we are involved in lawsuits and other legal proceedings and, as a result, may suffer economic loss from any damages awarded against us. Some of these legal proceedings are associated with the performance of our services where clients have disputed our entitlement to additional revenue and/or have asserted counterclaims against us. In such matters, we evaluate both our claims against the client as well as any disputes and/or counterclaims asserted against us by the client pursuant to ASC 450, and we record the probable outcome based upon this analysis. The actual outcomes may differ materially from our analysis.
     To improve our disclosure with respect to Note 20 “— Accounting for Claims, Unapproved Change Orders and Incentives on Long Term Contracts” we would replace the existing reference to litigation matters contained in Note 20 with the following:
     The amounts presented in the table above include, but are not limited to, those matters currently in litigation or arbitration for which we have recorded revenue. Additional discussion regarding our legal proceedings relating to unapproved change orders and claims in litigation or arbitration is provided in Note 14 “—Contingencies and Commitments — Legal Proceedings.”
Note 20 — Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts, page F-64
5. In future filings beginning with your next Form 10-Q, please disclose the aggregate amount of unapproved change orders and claims for the two matters that are currently in arbitration or litigation. Please refer to ASC 605-35-25-31 (paragraph 65 of SOP 81-1) for guidance.
Response:
     Our disclosure includes amounts for unapproved change orders and claims that are currently in litigation or arbitration. We will modify our disclosure to note that the items in litigation are included in the amounts presented for Claims and Unapproved Change Orders. We believe our current disclosure meets the requirements of ASC 605-35-25-31 by providing the aggregate amount of revenue recognized for unapproved change orders and claims for our contracts accounted for under ASC 605-35 (SOP 81-1) and that aggregating subsets for items in litigation or arbitration may unduly prejudice our litigation or arbitration positions.
* * * * *
     In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or comments, please contact David P. Oelman, of Vinson & Elkins L.L.P, at (713) 758-3708.

Very truly yours,
/s/ Brian K. Ferraioli
Brian K. Ferraioli
Executive Vice President & Chief Financial Officer The Shaw Group Inc.

cc:	Tracey Houser, Staff Accountant, Division of Corporation Finance J.M. Bernhard, Jr., Chairman, Chief Executive Officer and President, The Shaw Group Inc. John Donofrio, Executive Vice President, General Counsel and Corporate Secretary David P. Oelman, Vinson & Elkins Dennis Whalen, KPMG